Exhibit 99.2

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A world leader in mining

Rio Tinto is a world leader in finding, mining and processing the earth’s mineral resources.
     In order to deliver superior returns to our shareholders over many years, we take a long term and responsible approach to exploring for first class orebodies and developing large, efficient operations capable of sustaining competitive advantage.
     In this way, we help to meet the global need for minerals and metals which contribute to essential improvements in living standards as well as making a direct contribution to economic development and employment in those countries in which we invest.
     Wherever we operate, we aim to work closely with our hosts, and strive to respect laws and customs, minimise adverse impacts, and ensure transfer of benefits and enhancement of opportunities.
     We believe that our competitiveness and future success depend not only on the unrivalled quality and diversity of our assets but also on our record as good neighbours and partners around the world.
     Accordingly, we set ourselves high environmental and community standards. Our commitment to health, safety and the enhancement of the skills and capabilities of our employees is second to none.
     We seek to make lasting contributions to local communities and to be sensitive to their culture and way of life.

Rio Tinto takes a long term and responsible approach to mining. We have a sustained record in total shareholder returns. Our geographic and commodity diversity aids stability and resilience through the business cycle. We own and operate world leading mining and processing assets, providing a broad mix of essential raw materials to maintain and improve global living standards. Production and progress are underpinned by strong business enhancement strategies for safety, sustainable development, exploration and technology.
     Our strategy is to focus on large scale, long life and cost competitive mining operations and to invest throughout their lives so that they maintain their competitive positions.

     Our portfolio of assets is diverse in terms of product range and location, providing a degree of stability and resilience to economic and political change. We have a portfolio of quality projects currently under development or appraisal, and a clear and focused exploration programme to seek out, and secure quality new opportunities for further profitable expansion.
     We encourage local corporate identities for Group companies. Our local managements have a wide degree of operating autonomy matched by proper accountability and we employ local people as much as possible at all levels in our operations.
     Rio Tinto’s management structure is

based primarily on principal global products businesses supported by worldwide exploration and technology groups. The product groups are Aluminium, Copper, Diamonds & Gold, Energy, Industrial Minerals and Iron Ore.
     Rio Tinto comprises wholly owned businesses (such as Borax, Comalco, Hamersley Iron, Pacific Coal, Kennecott and QIT), partly owned subsidiaries (for example Coal & Allied Industries, Energy Resources of Australia, Palabora and Rössing) and joint ventures, joint arrangements and associate companies (Escondida, Freeport and Robe River for instance) in which public shareholders, other companies or governments are partners.

Iron Ore Operating assets: US$2,740 million Turnover: US$1,757 million Earnings: US$458 million*	Energy Operating assets: US$1,719 million Turnover: US$2,430 million Earnings: US$351 million*	Industrial Minerals Operating assets: US$2,098 million Turnover: US$1,847 million Earnings: US$289 million	Aluminium Operating assets: US$2,353 million Turnover: US$1,454 million Earnings: US$256 million

The Iron Ore group interests are represented by Hamersley Iron and Robe River operations in Australia and by the Iron Ore Company of Canada. The HIsmelt® direct iron making project is also with the group.	The Energy group is represented in coal by Coal & Allied Industries and Pacific Coal in Australia, Kaltim Prima in Indonesia, and Kennecott Energy's operations in the US. It also encompasses uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia.	Rio Tinto's Industrial Minerals businesses include Borax and the Luzenac talc operations in the US, Europe and Australia, Rio Tinto Iron & Titanium interests in North America and South Africa, and Dampier Salt in Australia.	The Aluminium group embraces Comalco interests in Australia, New Zealand, Europe and Guinea.

*earnings exclude exceptional charges

Copper Operating assets: US$2,854 million Turnover: US$2,356 million Earnings: US$290 million*	Diamonds & Gold Operating assets: US$1,332 million Turnover: US$900 million Earnings: US$144 million*	Exploration Mineral exploration is conducted by four geographically based exploration teams, operating from regional headquarters and district offices in 30 countries.

The Copper group interests comprise Kennecott Utah Copper in the US, Escondida in Chile, Grasberg in Indonesia, Neves Corvo in Portugal, Northparkes and Peak in Australia, Alumbrera in Argentina and Palabora in South Africa. It also has responsibility for Anglesey Aluminium in the UK and Zinkgruvan in Sweden.	The Diamonds & Gold group embraces Rio Tinto's interests in Argyle Diamonds in Australia, Diavik Diamonds in Canada, gold interests at Kelian in Indonesia, Kennecott Minerals in the US, Lihir Gold in Papua New Guinea, Rio Tinto Brasil and Rio Tinto Zimbabwe.

Technology
With bases in the UK, US and Australia, the Technology group is made up of the following units: Technical Services, Office of the Chief Technologist, Project Management, Asset Utilisation and Technical Evaluation.

Rio Tinto 2002 Annual review
The majority of Rio Tinto shareholders choose to receive this Annual review. The full Annual report and financial statements encompasses Australian, UK and US statutory requirements and contains the full financial statements. Copies may be obtained free of charge from the Companies’ registrars whose details can be found on page 39. Copies of the Remuneration report and the Social and environment review highlights are also available separately.
     Shareholders who wish to receive the full Annual report and financial statements in place of the Annual review for future financial years may do so by writing to the Companies’ registrars.
     In this review, the financial and operational data reflect the composition of each product group in the year to 31 December 2002. The results by product group for 2001 have been restated accordingly.

Rio Tinto on the web
Information about Rio Tinto is available on our website – www.riotinto.com – and many of our publications may be downloaded from the site.

Contents
2	Chairman’s letter
4	Chief executive’s report
6	Group operations
18	Exploration
20	Technology
22	Society and environment
26	Financial information by business unit
27	Summary financial statements
27	Profit and loss account
28	Balance sheet
29	Australian GAAP
29	US GAAP
30	Cash flow statement
30	Auditors’ statement
31	Summary directors’ report
32	Summary remuneration report
33	Senior management
34	Directors
36	Information for shareholders
39	Useful addresses
40	Financial calendar

Rio Tinto 2002 Annual review 1

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	Chairman’s letter	Adjusted earnings
US$m
Note: A reconciliation of adjusted earnings with net earnings is included on page 27.

Dear Shareholder

We held out few hopes for much improvement in business conditions for 2002 and, overall, our caution proved to be well founded.
     Nevertheless, against a poor market environment for most of our products, our adjusted earnings at US$1,530 million fell by only eight per cent from the record 2001 level and remained the second highest ever. Net earnings, after exceptional charges, were US$651 million.
     Cash flow from operations was a record US$3,743 million in 2002, a ten per cent increase over the previous year.
     Dividends equivalent to 60 US cents per share have been declared for 2002 as a whole compared with 59 cents in 2001. This also means the 2003 interim dividend payable in September can be predicted to be 30 US cents per share.

The market in 2002
Market conditions in the US, Europe and Japan were all relatively weak in 2002 but the same was not true of China. China’s growth, with its heavy focus on infrastructure development, has become a major influence in the market for many of our products. China now accounts for 17 per cent of global copper consumption, 16 per cent of aluminium consumption and nearly 23 per cent of global steel consumption.
     In recent years, China’s consumption of metals has been rising by over ten per cent annually and, for the time being, rapid growth seems likely to continue. This is leading to a major redistribution of global demand over a relatively short period of time. Since the majority of Rio Tinto’s productive assets are close to the Pacific Basin, we are particularly well placed to benefit.
     Rio Tinto has been a supplier of iron ore into China for a long time. We have reinforced our existing strong links with Chinese customers in 2002.

Consistency and simplicity
Our strategy to add value over time is characterised by consistency and simplicity. It has been substantially unchanged for well over a decade. The underlying principle is very simple: we are in business to create value for our shareholders.
     For this purpose, we define value as the net present value of Rio Tinto shares. By its nature, this is a long term optimisation exercise and not focused on the near term share price nor, necessarily, one year’s earnings. We assume that if we make the right decisions to maximise the long term value of the business, then this will ultimately be reflected in our share price, even though short term share price movements sometimes seem to contradict this.
     The evidence supports our confidence in this approach. We have a consistent record of outperforming our sector in total shareholder returns.
     We make a very thorough assessment of investment decisions, which occasionally leads people to think of us as conservative. This is not accurate. Our philosophy is a risk aware approach to value creation. Adhering to our strategy and implementing it effectively has benefited shareholders for many years. Our portfolio of world class assets, which has long been diverse in terms of product range and location, provides a degree of stability and a resilience to economic and political change.
     We focus on mining large high quality orebodies and managing them efficiently. As we again demonstrated in 2002, our cost competitive operations generate strong cash flows even in weak markets.
     If I were to express this differently, I would say our purpose remains to be the best performer in our industry.

Corporate responsibility
At a time when the reliability of companies’ published accounts is under greater scrutiny, Rio Tinto’s corporate governance measures ensure transparency and fidelity. Our business, founded on proven mineral reserves, physical assets, and the movement of quantifiable products, is straightforward and ascertainable.
     Mining is necessarily an intrusive activity with the potential to damage the environment and disrupt local communities. To achieve success in the long term, and consistent with our goal of being the best in the world, we address these issues as part of our business strategy.
     We took a leadership position in the Global Mining Initiative, an industry programme to develop a sustainable development model for mining and metals and to put in place the mechanisms to implement our contribution.
     Senior executives took part in the

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business delegation to the World Summit on Sustainable Development, ensuring the mining perspective was heard. Rio Tinto currently chairs the new industry body on sustainable development, the London based International Council on Mining and Metals.
     We made progress to align our business with the principles of sustainable development. Greater focus is being encouraged by positioning sustainable development as a framework in which to address a range of cross-cutting issues; economic, social and environmental. There are many who would say we provide the industry benchmark in management of these issues, as we do in financial performance.
     Measures we have introduced in recent years include requiring operations to prepare five year community plans with disengagement strategies on closure of operations. We have for several years included safety as a component of executive incentive plans and are now adding environmental performance into our reward systems. We are developing strategies and partnerships with conservation organisations to protect biodiversity and manage greenhouse gas emissions. The way we work, our statement of business practice, is being revised to reflect changing circumstances, best practice and society’s expectations. Our safety record continues to improve towards our goal of zero injuries.
     Now that all our businesses produce their own social and environment reports for local purposes, we are increasing communities’ involvement in these reports.
     For the second year in a row, Rio Tinto was ranked as sector leader in the Dow Jones Sustainability (DJSI) World and STOXX indices. In the DJSI World Index we were ranked first in the mining industry group, while in the STOXX Sustainability Index we were ranked first in the basic resources market sector. The United Nations Environment Programme and SustainAbility ranked us fifth in the world, across all industry sectors, in their corporate sustainability reporting survey.

Rio Tinto’s people
The Group’s consistent high performance is possible only through the constant effort of our people around the world. I would like to pay tribute to their unstinting commitment and broad skills, which enable us to embrace the challenges our industry faces with such confidence and enthusiasm.

To strengthen the independent element of the board, we welcomed two new non executive directors. Andrew Gould, chairman and chief executive officer of Schlumberger Limited, a technology and oilfields services company, joined the board in December 2002. David Clementi, chairman of Prudential plc and former deputy governor of the Bank of England, joined in January 2003.
     Two of our directors will be leaving us shortly. Jonathan Leslie, an executive director since 1994, who has worked in many parts of our Group, will depart at the end of March. We thank him for his contribution and wish him every success in his new career. Raymond Seitz, who has been a non executive director since 1996, will retire from the board at the end of the annual general meetings. Inter alia, he has chaired the board Committee on social and environmental accountability and contributed importantly to our efforts in that field.

Outlook
With little sign of any improvement in Europe or Japan, the performance of the US and Chinese economies in 2003 will be critical. The Chinese economy is only 12 per cent of the size of that of the US and is too small to lead the world out of recession. However, the same is not true for the mining and metals industries. China already consumes more steel and more copper than does the US.
     In 2002, China’s demand for most commodities rose by ten per cent or more and shows no sign of slowing. If it continues to grow at anything like its current rate, it will begin to place pressure on the mining and metals industries to keep up with the level of demand. It is difficult to forecast the Chinese economy with confidence and we have to recognise that, if there were to be a sudden slowdown there, it could have a marked adverse effect on our markets.
     At a global level, we remain of the view that economic recovery is going to be a slow process. The influence of China on our markets suggests, though, that the mining and metals industries might move ahead of other sectors.

Sir Robert Wilson Chairman

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Chief executive’s report

We have achieved consistently favourable earnings performance over recent years despite the relative weakness of commodity markets. Our results in 2002 again reflect our commitment to quality orebodies, continuous productivity improvement, and cost reduction. With China’s demand for metals and minerals growing, we are poised to enjoy benefits from our considerable investment programme.

Operating performance
Product group earnings were US$1,788 million, before exceptional charges of US$879 million, compared with US$1,906 million in 2001, when there was also an exceptional charge of US$583 million.
     Market conditions remained extremely difficult for most of our commodities. We responded by reducing production at some operations whilst continuing to focus on productivity. Efficiency improvements were reflected in the results, particularly at our operations in Australia. There, Hamersley Iron and Blair Athol coal are outstanding examples in this regard. There has been an excellent improvement in labour productivity at these businesses over the last decade and this has been achieved with limited capital investment.
     While in 2002 most markets were flat, demand for iron ore and gold remained strong, especially sales of iron ore into China, which contributed strongly to our performance.

Iron ore
Our iron ore shipments were at an all time high. Iron ore shipments into China reached record levels in 2002 and this growth looks set to continue over the medium to long term. Rio Tinto delivered more than 30 million tonnes of iron ore to China, resulting in a market share of 27 per cent.
     We concentrate on developing long term customer relationships, not only in China, through Hamersley Iron’s long standing Channar joint venture and the Baosteel agreement completed in 2002, but also with customers in Japan, Korea and Taiwan. We welcome progress made in 2002 towards greater consolidation of the worldwide steel industry.
     In 2002, we commissioned Robe River’s West Angelas project in Western Australia,

with sales commencing in July. West Angelas is the first stand alone Marra Mamba iron ore mine to be developed. Its construction, on time and under budget, is a credit to the project team.
     The Iron Ore Company of Canada has been hit by the downturn in the US steel industry, yet its strengths make it a fundamentally sound business. IOC is undergoing a process of renewal to improve its performance. It has a broad range of high quality products and a very large resource.
     After 20 years of technology development, Rio Tinto is expanding its HIsmelt® test plant into a commercial scale operation outside Perth in Western Australia, through a strategic joint arrangement. The technology has the potential to revolutionise iron making. Construction has commenced and operations are set to start up in 2004. We see this technology as a means, through licensing agreements, of building our iron ore and coal mining businesses, rather than a step towards becoming an iron and steel producer ourselves.

Diamonds
The Diavik diamond mine in Canada started production in early 2003, ahead of schedule and within budget. With its high quality gems complementing Australian production from Argyle, we will be able to offer customers a varied suite of diamond product. With our continuing emphasis on diamonds in exploration, they are fast becoming another major product for Rio Tinto.

Aluminium
In aluminium, our main focus is the development of our alumina business. This is an attractive business as the barriers to entry are high due to the requirement for a quality bauxite deposit and the high initial capital cost of a refinery. The new Comalco alumina refinery in Australia, which is well underway, will come on stream at a rate of 1.4 million tonnes per year in 2005. It will have the capability of expansion in stages. Ultimately, our total alumina production could grow to six million tonnes per year.

Energy
A key development in our Energy group is the expansion of our hard coking coal capacity from just less than two million tonnes to over

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Margins (earnings before interest, tax and exceptional items to sales revenue)	Product group earnings
Note: 2002, 2001 and 1998 exclude exceptional charges.

seven million tonnes. This reflects the addition of Hail Creek, which is on track for start up late in the third quarter of 2003 with a subsequent ramp up to 5.5 million tonnes per year. The reserves will allow at least 25 years of production.
     Elsewhere in the energy portfolio, there remains significant value to be realised from our coal assets in New South Wales in Australia and at Jacobs Ranch in the US Powder River Basin.

Copper
We made significant improvements in productivity at the smelter and refinery at Kennecott Utah Copper in the US following the outsourcing of maintenance in the first quarter of the year. Negotiation of a new labour agreement in the second half of the year was linked to the need to improve flexibility of work practices in order to improve productivity and lower costs. Following 41 days of bargaining, KUC reached an impasse with the unions and implemented its final offer. Negotiations continue while new safety and production records have been set under the new arrangements.
     The completion of Escondida’s Phase 4 development in Chile lifts the capacity of the mine to 1.2 million tonnes of copper per year and will allow us to respond quickly to any improvement in the copper market.
There remain further options for expansion at Escondida.

Industrial Minerals
The performance of the Industrial Minerals group is particularly sensitive to the economic environment. Market conditions in 2002 were very difficult. Borax’s profitability has been adversely affected, including by product substitution in detergents and increased competition. In titanium dioxide feedstocks, we are in a period of sustained oversupply. Both QIT and Richards Bay Minerals cut back production in 2002. We believe existing and committed capacity is sufficient to meet projected demand until at least 2007.

Exceptional charges
Over the last 18 months, we have taken decisive action to improve the financial returns from two of our assets that have underperformed: Kennecott Utah Copper and the Iron Ore Company of Canada. However,

the impact of our revised assumptions about future markets for these businesses has more than offset the benefits from these improvements. It has necessitated writing down the carrying value of these assets by US$480 million and US$235 million, respectively (after tax and minorities). I should emphasise that these impairment charges, which are required to conform with UK accounting standards, are non cash in nature. Moreover, the market value of Rio Tinto is about three times its net book value, underlining the world class quality of our assets. Rio Tinto also took a charge of US$116 million for environmental remediation work at Kennecott Utah Copper, for costs that will be incurred over a number of years on treatment of contaminated groundwater.

Safety, health, environment and
communities
We place the utmost importance on health and safety in the workplace. Our policies show our commitment; our standards set clear expectations; audits assure implementation; and, in 2002, we inaugurated an annual chief executive’s award to reward safety excellence. Luzenac North America’s Yellowstone talc operation and Richards Bay Minerals in South Africa were the 2002 winners of the award.
     Despite these strenuous efforts, I am very sad to have to report the deaths of six employees at operations we manage during 2002. Many of these fatalities were related to vehicles and driving. We are reinforcing the need for our businesses to achieve full implementation of the Rio Tinto safety standards to prevent any fatality.
     There were 487 lost time incidents during the year, a 33 per cent decrease from 2001. For the last few years, we have set an annual target of a 50 per cent reduction in the lost time injuries frequency rate. In 2002, the frequency rate was 0.85 compared with 1.26 in 2001. While not 50 per cent, this result represents significant improvement. Our goal, nevertheless, remains to eliminate all injuries.
     By the end of 2002, 72 per cent of our managed operations had implemented the ISO 14001 environmental standard or an equivalent environmental management system. Full compliance is expected in 2003. To increase our focus on this area, we have started to highlight further priorities. Performance targets are set for 2003, including energy and water use efficiency, and greenhouse gas emissions. Performance in these areas will also be linked to the executive incentive plan.
     We made progress in finding ways to integrate sustainable development practices and approaches into our activities. Most businesses have appointed cross functional teams to develop a sustainable development framework appropriate to local circumstances and efforts are under way to formalise the incorporation of criteria into key business decisions.

Opportunities
The integration into our businesses of the US$4 billion of acquisitions from 2000 will continue to add significantly to earnings and cash flow over the next few years. The key to a healthy future is the constant attention to the creation of options which we can feed into the project pipeline.
     For most of our commodities we have opportunities to increase capacity as markets demand. We are, therefore, capable of responding to market circumstances. Rio Tinto has a number of high quality greenfield projects under construction that represent a significant increase in the Group’s exposure to several commodities.
     However, we do not limit ourselves to any single path to profitable growth. In the last three years, we have also achieved success through acquisition and through identifying options for internal development projects. Our Exploration group continues to develop a portfolio of strong opportunities for the future.
     Diavik diamonds, Hail Creek and the Comalco alumina refinery represent the next major tranche of developments. These are high margin projects in businesses we know well. Additionally, we are the leading minerals supplier to China.
     Whatever the economic conditions, we will remain focused on achieving growth in shareholder value through the business cycle

Leigh Clifford Chief executive

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Iron Ore Earnings contribution US$m Note: 2002 excludes exceptional charges.

Strong demand underpins solid
performance
Iron ore earnings were lower despite record demand and higher shipments. Reflecting early market uncertainty, global iron ore prices declined in 2002. However, demand grew through the year, especially from China, and shipments increased quarter by quarter.
     At Hamersley Iron, Australia, earnings of US$410 million were seven per cent lower than in 2001, due largely to lower prices and exchange rate impacts. Iron ore production was 68.2 million tonnes, of which Rio Tinto’s share was 63.9 million tonnes. Shipments totalled a record 68.5 million tonnes, including sales through joint ventures. China remained the single largest destination for Hamersley ore, with shipments of 27.5 million tonnes.
     Operational improvements again delivered cost savings across Hamersley. Improvement and expansion projects in 2002 included commencement of the US$64 million Eastern Range construction project, scheduled to come on stream in 2004; upgrading of the Brockman processing plant for completion in 2003; and commissioning of the Eastern Pilbara Power System to supply electricity to Yandicoogina and Robe River’s new West Angelas mine.
     Robe River Iron Associates in Australia benefited from strong demand for Robe River lump and fines product. Earnings were

ROBE

Main picture: Iron ore stockpile and stacker boom at Hamersley Iron's Yandicoogina mine, Western Australia.

Below left: Excavator at Robe River's West Angelas operation in Western Australia, removes waste overburden exposing the iron ore beneath.

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US$54 million, up 20 per cent on 2001. Record lump production was achieved through operational improvements and capital efficiencies. The highlight of the year was commissioning of the West Angelas project, the first stand alone Marra Mamba iron mine to be developed. Construction was under budget and well timed to meet strong demand.
Introduction of West Angelas ore to the market commenced in July with successful shipments to all Japanese mills and Korea under contract, and trial cargoes to China Steel, Baosteel, and other Chinese as well as European mills.
     Although strengthening European demand for its concentrated and pelletised iron products offset a slack US market, the

Iron Ore Company of Canada incurred a loss of US$6 million. Total shipments were 14.7 million tonnes, of which Rio Tinto’s share was 8.3 million tonnes. In order to improve IOC’s competitive position, a major cost reduction and business improvement initiative was launched in 2002. Project Renewal has identified the potential for annual cost savings of US$65 million (C$100 million) to be achieved over a three year period. A further initiative to reduce workforce numbers through accelerated retirements remains on track.
     In November, environmental approval was received for construction of a HIsmelt® plant near Perth in Western Australia to produce 800,000 tonnes per year of high quality pig iron. Construction of the US$200 million facility started in January 2003 and first production is expected in late 2004. HIsmelt® is Rio Tinto’s Australian developed iron making technology that has potential to revolutionise the global iron and steel market. It is more efficient than conventional processes and reduces greenhouse gas emissions. Notably, it allows efficient processing of fine ores with higher levels of chemical impurities, the market for which is currently limited by standard blast furnace technologies and operating techniques.

MAKING A
DIFFERENCE
IN LIFE
In 2002, Rio Tinto won the Australian Government’s inaugural Corporate Leaders Award as Outstanding Organisation for its role in advancing Indigenous employment within its workforce in Australia. Clinton Walker, a Hamersley Iron second year apprentice, won the Outstanding Individual Award. The Corporate Leaders Programme encourages and assists Australian companies to generate more jobs for Indigenous Australians. At the presentation in Parliament House in Canberra, Tony Abbot, the Minister for Employment and Workplace Relations, said Rio Tinto had led by example to make a practical difference to the lives of Indigenous Australians. Through partnerships between Government, traditional owners, communities and companies like Hamersley Iron, Rio Tinto has been able to substantially increase employment opportunities for Aboriginal people.

In 2002, Rio Tinto Iron Ore (RTIO) had a 27 per cent share of the China iron ore market where imports remain at record levels with growth set to continue. RTIO is well positioned to participate in this market growth with several options to expand production. The focus will continue to be on establishing long term relationships with customers such as the longstanding Channar joint venture and the joint venture established in 2002 with Shanghai Baosteel Group Corporation. Baosteel is China’s largest and most advanced steel producer and RTIO will supply it with an average of ten million tonnes	of iron ore per year for the next 20 years. These two partnerships will provide a significant base for long term sales into China.

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Energy
Earnings contribution
US$m

Note: 2002 excludes
exceptional charges.

MAJOR
AUSTRALIAN COMMENDATIONS

Pacific Coal’s Kestrel coal mine in Queensland was highly commended in Australia’s 2002 MINEX awards for its outstanding, fully integrated, safety and health management systems and significant behavioural change over the past three years.
     In November, Tarong Coal received a state award from the Queensland Government for its contribution to the development of local communities based on partnership arrangements.
     Coal & Allied’s Mount Thorley operation in New South Wales also received a MINEX commendation in recognition of the workforce’s involvement in and commitment to safety and health management, incorporating effective continuous improvement processes.

Below: A simulated rescue at Hunter Valley’s Warkworth mine, Australia.

Good result despite lower prices, sluggish demand

Energy group earnings reflected economic conditions, with thermal coal prices lower than the previous year and lower demand for most products.

     In Australia, Pacific Coal earnings of US$136 million were affected by a strengthening Australian dollar and lower prices. While hard coking coal prices in Japan rose ten to 12 per cent, thermal coal prices fell by a similar amount. Total production increased by 11 per cent at Blair Athol to 11.8 million tonnes due to increased productivity. Total production of 4.1 million tonnes from Kestrel was 25 per cent higher than 2001 due to improved mining conditions and operational performance. Mining in the new Ti Tree area, where coal is predominantly of coking quality, will commence in late 2003. Production at Tarong was 5.7 million tonnes, reflecting higher demand at Tarong Energy Corporation. Hail Creek construction continues on schedule for commissioning in the third quarter of 2003.

     Coal & Allied Industries earnings fell to US$68 million as a result of lower coal prices and the stronger Australian dollar. The company responded to lower prices by reducing production at mid year at the Hunter Valley Operation to better align with market conditions. To further address market changes Coal & Allied implemented a new approach to its regional sales organisation by relocating managers to their respective market areas. In addition, a new marketing team was formed to provide support for the marketing efforts of Rio Tinto Energy. Coal & Allied successfully launched a price marker initiative using the e-commerce platform, globalCoal, which assisted in providing liquidity and transparency to the spot market.

     In the US, Kennecott Energy sustained earnings at US$86 million. Its attributable production of 105.3 million tonnes was one per cent lower than the previous year due to the slow economy, high consumer inventories and flooding and highwall stability issues at Cordero Rojo. Spot market prices in the US remained soft during 2002. Cost reduction initiatives continued, with emphasis on improving equipment availability and reducing maintenance costs. Progress was made on expansion of the Jacobs Ranch property to enable production to be increased in 2003.

     In Indonesia, earnings from Kaltim Prima Coal (KPC) were US$26 million. Lower prices, the removal of government subsidies and increasing tax rates were partially offset by record total production of 17.7 million tonnes and record sales of 17.2 million tonnes. Asset utilisation initiatives resulted in annualised cost savings of more than US$5 million. KPC continued to honour its divestment obligation, to offer a 51 per cent shareholding to governments and their business partners, but the divestment has not been completed.

     At Rössing Uranium in Namibia, production for the year was four per cent higher than 2001 and takes into account the planned shutdown, early in 2003, to tie in the new tailings conveyor system. Rössing and Energy Resources of Australia (ERA) have been working jointly to reduce product shipping costs and inventory. ERA’s production was seven per cent higher compared with the previous year. The increased production is due to increased sales commitments in 2002 and 2003.

GENERATING AN INTEREST IN REDUCING EMISSIONS
The Energy group is working globally within the industry and with governments to build support for a number of research initiatives into near zero carbon emission technologies. These include coal gasification and the capture of carbon dioxide (CO2) at power stations followed by permanent storage of the CO2 in underground geological structures such as deep saline aquifers and very deep coal seams. Gasification technology allows	the capture of concentrated CO2 prior to power generation, significantly reducing the cost of CO2 capture. Gasification and CO2 storage technologies are expected to be commercially viable beyond 2010. The Energy group is also supporting research into more efficient technologies to reduce greenhouse gas emissions from existing power plants.

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Main picture: Dragline at Kennecott Energy's Colowyo coal operations in Colorado, US.

Below: Detonators and explosives are loaded to blast the overburden at Bengalla in the Hunter Valley, Australia.

Power generation process

Coal
Gasification stage produces fuel grade coal derived gas
More efficient and environmentally friendly power generation
Capture of CO_2 and other chemicals and gases
Utilisation: Feedstock for chemicals/enhanced oil recovery/biofuels
Storage of CO_2: Ocean floor/deep saline reservoirs/depleted oil and gas reservoirs

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Industrial Minerals
Earnings contribution
US$m

Above: Silos of talc ready for blending, at Luzenac America’s Three Forks Mill, Montana, US.

Main picture: Harvesting salt on the solar evaporation fields at Dampier Salt, Western Australia.

Resilience in a difficult market
Industrial Minerals’ contribution to 2002 earnings was US$289 million, 11 per cent lower than in 2001, reflecting weaker market conditions.
     Rio Tinto Borax’s earnings of US$92 million was ten per cent lower than in 2001. The cost reduction programmes maintained their momentum but the effect on net earnings was more than offset by reduced pension credits and a higher effective tax rate. Sales were slightly ahead of 2001 primarily due to increased sales in Asia Pacific, strong North American construction activity, and a tightening of the boric acid market, partially offset by continued perborate substitution. Efforts to mitigate lower perborate demand include developing new applications for borates and increasing intensity of use in existing applications and markets.
     Earnings from Rio Tinto Iron & Titanium (RIT) at US$157 million were 13 per cent lower than in 2001, due both to market conditions and the effect of reduced pigment demand in 2001. Operations in both Canada and South Africa performed well and cost reduction measures continue to strengthen their competitive position. Titanium dioxide pigment demand increased moderately year on year. The titanium dioxide feedstock side of the industry, however, continued to be affected by the oversupply of high grade feedstocks and persistent high feedstock inventory levels at some pigment producers. This was reflected in constrained production by both QIT and Richards Bay Minerals. Demand for iron and steel co-products strengthened during the year, but market conditions remained very competitive. Zircon markets were in balance for most of the year, with particular strength in China.
     Luzenac’s talc production was five per cent higher at 1.33 million tonnes and net earnings were US$15 million. Sales volumes declined in Europe but revenues were maintained year on year due to a favourable sales mix, with particular strength noted in coatings following customer reformulations. The North American markets were affected by weak economic conditions in the traditional paper and pulp markets, but a sustained recovery occurred in other applications, notably in polymers and coatings. The Three Springs mine in Australia, acquired in September 2001, supported increased Asian sales. New cost reduction programmes helped offset the impact on earnings of weaker demand and costs associated with some mine and plant closures.
     Dampier Salt’s net earnings were US$25 million. Production levels at Dampier, Lake MacLeod and the Port Hedland operations acquired in 2001 benefited from favourable salt growing conditions throughout 2002. Demand for salt, particularly in Japan, was flat throughout the year. A strategic review was conducted to identify synergies across Dampier’s production sites with production volumes allocated to achieve the lowest average unit cost. Cost saving initiatives yielded good results. Efforts to diversify markets resulted in several shipments to China, the first substantial sales into this market.

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BORAX A FUEL
FOR THE FUTURE?
DaimlerChrysler is developing technology to power vehicles with hydrogen fuel cells that use a mixture containing sodium borohydride, derived from borax. A minivan prototype is the first US vehicle to incorporate a fuel cell energised by a “hydrogen on demand” process developed by a US company, Millennium Cell, with technical cooperation from Rio Tinto Borax. The process produces pure hydrogen to power fuel cells or be fed directly into modified internal combustion engines. Unlike earlier supply methods for hydrogen, the process does not need compression or liquefaction. The only engine emissions are clean water and borate byproducts.

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Comalco
Earnings contribution
US$m

Note: the last of the minority
interests were purchased in 2000.

Earnings reduced in soft markets
Earnings from Comalco, Rio Tinto’s wholly owned integrated aluminium subsidiary, were 18 per cent lower with margins under pressure from continuing soft prices and the strengthening Australian dollar. The aluminium price averaged 61 US cents per pound compared with 66 US cents in 2001 and 70 US cents in 2000. There were, however, signs of firming alumina spot prices at year end.
     Bauxite production at Weipa was 11.2 million tonnes, slightly lower than in 2001. The world traded bauxite market remained stagnant with global supply more than adequate to meet the demand from non integrated alumina refineries. Weipa bauxite shipments at 11.1 million tonnes increased slightly compared with 2001 levels, due to higher production levels at the Queensland Alumina refinery (QAL) in Australia and higher sales to independent customers.
     QAL production was close to record levels although a disruption to power supply affected production towards year end. Eurallumina production was less than planned due to intermittent equipment and process problems during the year.
     At Gladstone in Australia, drought conditions resulted in the application of water restrictions by the local water authority. All Comalco related operations there achieved the required 25 per cent cutback in water use with no interruption to production.
     Comalco’s share of aluminium production from its three smelters, at 724,000 tonnes, was 30,000 tonnes above 2001 production. This resulted from improved production efficiency and cell availability together with an additional 9.5 per cent ownership of lines 1 & 2 at the Boyne Island aluminium smelter.
     Aluminium sales in 2002 showed some regional changes compared with 2001. Attributable metal shipments of 718,000 tonnes generally moved away from delivery to Europe and the US back to Asia and Australia.

PUTTING BACK WHAT WAS THERE BEFORE

Before construction started on the new Comalco alumina refinery at Gladstone in Australia, local traditional landowners inspected the site to ensure no areas of significance would be adversely affected. Environmental staff removed hundreds of grass trees to be used in landscaping the site once the refinery is completed. A number of animals were also relocated from their habitats prior to clearing the 66 hectare area of bushland. Trees were mulched to be recycled for use in future landscaping and revegetation programmes. The refinery is due to deliver its first product in 2005.

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     The Six Sigma programme was adopted by Comalco in 2001 as its primary improvement initiative. It delivered improvements to the business of some US$5 million during 2002.
     All managed sites achieved certification to the international environmental management standard ISO 14001 in 2002.
     In July, Comalco completed the acquisition of an additional 9.5 per cent stake in lines 1 & 2 at the Boyne Island smelter for US$78.5 million. Construction of the US$750 million Comalco alumina refinery progressed to plan during 2002 with site work ten per cent complete and structural steel being erected. Engineering was 60 per cent complete by year end. The project achieved over 1.6 million hours worked before incurring its first lost time injury. The project, due for completion in 2005, will ensure Comalco becomes a major player in the traded alumina market.

Queensland Alumina refinery near Gladstone
in Australia.

Aluminium ingots stacked ready for shipment
from Boyne Island, Australia.

Bauxite reclaimer and stacker at Weipa, northern Queensland, Australia.

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Copper Earnings contribution US$m Note: 2002, 2001 and 1998 exclude exceptional charges.	Progress in overcoming weak markets
Copper earnings reflected weak market conditions. The copper price averaged 71 US cents per pound, one per cent lower than the 72 US cents average for 2001. The average gold price was US$309 per ounce compared with US$271 in 2001.
     In the US, the Kennecott Utah Copper smelter achieved record production levels with refined copper up 25 per cent from 2001. Process improvement initiatives and the outsourcing of smelter maintenance both assisted in this improvement. Mined copper production was affected by harder ore, lower grades, and closure of the North concentrator from June 2001. Gold and molybdenum grades fell towards the end of 2002 and, as previously announced, are expected to be significantly lower in 2003 before returning to more normal levels by 2005. The more flexible work arrangements, which were implemented after the expiry of the previous labour agreement in September, have led to new safety and production records. Kennecott’s earnings of US$78 million were in line with 2001.
Total copper production at Grasberg was up 15 per cent, benefiting from higher grades and mill throughput. Lower grades,	particularly in the first half of the year, resulted in total gold production that was 16 per cent lower. Rio Tinto’s overall share of copper production increased by 36 per cent to 255,000 tonnes, and for gold, decreased by 20 per cent to 1,017,000 ounces.
     Copper production at Escondida in Chile was constrained throughout 2002 as a result of weak market demand and it will continue to operate below its expanded capacity for at least the first half of 2003. Total copper production was consequently down four per cent on 2001. The new Laguna Seca concentrator started production in October and is expected to reach design capacity of 110,000 tonnes per day in early 2003.
At Palabora, South Africa, the positive effect of the weaker rand was more than offset by lower volumes and higher costs as the operation moved from the open pit to the underground. Open pit operations ceased in April 2002 and since then stockpiled and imported concentrate has been supplementing ore from the underground mine as it ramps up. Design capacity of 30,000 tonnes per day of ore from the underground is expected to be reached in the second half of 2003. A new market application for vermiculite was identified,

NEW TOWN
A LEGACY OF
MINING
Kennecott Utah Copper is the largest owner of undeveloped land in the Salt Lake City area of Utah, home of the Bingham Canyon mine and smelter complex. Kennecott Land has been formed to develop about 16,000 hectares of the 37,200 hectares owned. The initial 1,800 hectare Sunrise project site lies in the path of expanding residential areas in the city of South Jordan, where Kennecott Land has the right to build almost 14,000 residential units for about 30,000 people. It plans to manage the overall plan for the area, build the roads, utility connections and amenities such as parks, and sell the land to builders who will construct the houses. Rio Tinto is initially investing US$50 million with revenues expected to start in 2004

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Bottom left: Trucks dumping ore in Bingham
Canyon’s in-pit crusher. Inset: Kennecott Utah Copper owns 53 per cent of undeveloped land in the Salt Lake Valley of Utah, lying in the path of residential growth.

Bottom right: The ball mill and flotation building at dusk at the Northparkes copper mine, Australia.

Below: Pressure cleaning drills in a maintenance bay at Palabora’s new underground mine in South Africa.

allowing a sales contract to be established with Mitsubishi of Japan.
In Australia, at Northparkes, production from the first underground block cave will cease in early 2003 to be replaced by the Lift 2 block cave which will commence production in 2004. In the interim, ore will mainly be sourced from open pit mining. At the Alumbrera mine in Argentina, copper and gold production increased from 2001 levels as improved recoveries combined with the commissioning of a third mill grinding line and pebble crusher to more than offset lower ore grades. Agreement was reached in early 2003 for the sale of the Peak gold mine in Australia and Rio Tinto’s 25 per cent interest in Alumbrera.
At the Copper group’s other metals operations, hot metal production at Anglesey Aluminium in the UK was in line with the previous year. A new facility to increase billet production to 80,000 tonnes per year from 50,000 tonnes per year was completed in November. Zinc production at Zinkgruvan in Sweden was reduced by difficulties in underground operations. At Somincor, significant improvements were brought about in operational efficiency, with resulting cost reductions.

PALABORA
MARKETS
VERMICULITE
Palabora Mining Company in South Africa signed an agreement in 2002 with Mitsubishi of Japan for the supply of very fine vermiculite dust. Vermiculite is what geologists call a “hydrated phologopite mica” which has the remarkable ability to expand to many times its original volume when heated in a furnace, a property known as exfoliation. A broad range of uses includes gardening products, insulation material and brake and clutch linings. Vermiculite is produced by open cast mining at Palabora where it is also treated to produce the saleable mineral.

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Diamonds & Gold Earnings contribution US$m Note: 2002, 2001 and 1998 exclude exceptional charges.	Higher gold price puts shine on earnings
Improved earnings from Diamonds & Gold reflected a higher gold price and increased diamond sales. The gold price rose to an average of US$309 per ounce compared with US$271 in 2001.
     Earnings at the Argyle diamond mine in Western Australia increased by 12 per cent as a result of increased diamond sales partially offset by a drop in the diamond price. In spite of difficult trading conditions, Argyle was able to maintain the market position of its pink diamonds with continued strong demand and prices for this niche product.
      The first sales of Diavik rough diamonds are expected in May 2003. The Diavik project in Canada began production ahead of schedule and within budget in January 2003 and is expected to deliver the greatest value per tonne of any diamond asset in the western world. Rio Tinto Diamonds is now able to offer diamond product across a wide range, from the pink, champagne and cognacs of Argyle’s high volume output, to the spectacular whites of Diavik’s higher value gem stones.
Earnings at Kennecott Minerals in the US improved in line with higher gold prices and an improved performance at Greens Creek,	partly offset by poor zinc prices. Kennecott Minerals’ gold production was seven per cent lower at 547,000 ounces in 2002, of which Cortez/Pipeline contributed 433,000 ounces compared with 475,000 ounces in 2001.
      In Brazil, net earnings were down mainly due to difficulties at the Fortaleza nickel mine but were helped by strong performances at the Morro do Ouro gold mine and at the Corumbá iron ore mine.
     Rio Tinto’s share of gold production from the Kelian gold mine in Indonesia increased by 77,000 ounces to 485,000 ounces due to higher grade combined with higher throughput.
     Rio Tinto Zimbabwe’s gold production was down by 43 per cent on 2001 as a result of production difficulties and disappointing head grades. Efforts to improve production efficiencies have been hampered by an increasingly difficult operating environment.
Although throughput was up six per cent at the Lihir gold mine in Papua New Guinea, lower grades resulted in a six per cent drop in Rio Tinto’s share of gold production to 99,000 ounces. Studies are being conducted into the potential to increase production levels and to develop additional geothermal power to reduce electricity costs.

RELYING ON
ABORIGINAL
WISDOM
The environmental agreement for the Diavik diamond mine is thought to be the first of its kind in Canada to feature majority representation by aboriginal groups, both as parties to the agreement and as members of the independent board that monitors not only the project itself, but also regulatory agency activities associated with the mine.

A CHILD FRIENDLY
COMPANY
In 2002, the Abrinq Foundation for Children’s Rights awarded the Morro do Ouro gold mine (Rio Tinto Brasil 51 per cent interest) the title of “Child Friendly Company” in recognition of relevant initiatives that form part of the operating company’s community relations programmes. The Child Friendly Company Programme encourages companies to favour the interests of children and adolescents, to discourage child labour and initiate education and health improvements.

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Left: Kennecott Minerals’ Greens Creek mine, nestles in the deeply wooded mountains of Admiralty Island, near Juneau, Alaska.

Below left: Under an optical microscope, Argyle’s famous pink diamonds are skilfully marked prior to laser cutting at Argyle’s facilities in Perth, Western Australia.	Bottom: Aerial view of the Diavik diamond mine operations, on a 20 kilometre square island in Lac de Gras, 300 kilometres northeast of Yellowknife, Canada.

Below: Fortaleza nickel mine and smelter in the Brazilian highlands, neighbouring one of the many large coffee farms in the area.

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EXPLORATION

HELICOPTER A STAR TURN

In the hunt for diamonds in India, when Rio Tinto Exploration needed to conduct a geophysical survey, staff and local advisers did their groundwork with local communities beforehand. They visited over two hundred villages, and explained their mission to thousands of people, about why a group of outsiders and foreigners would want to fly low over hundreds of farms with two large sensors suspended beneath the helicopter. The news was spread as widely as possible by leaflets summoning villagers to hear important news from community leaders. The helicopter turned out to be a star turn with hundreds turning out to watch each take off and landing, and groups of farmers perched on hilltops to get a better view. For the geologists the survey was also very effective, providing geophysical mapping and vital data for analysis.

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Left: Lengths of drill rod alongside a high power deep drill rig as the exploration team drill deeper at the Resolution project in Arizona, US.

Advancing the pipeline of promising
projects
The role of the Exploration group is to discover or identify mineral resources that will contribute to the growth of the Rio Tinto Group.
     During 2002, geologists were deployed on exploration projects in 30 countries around the world. Exploration is focused on a broad range of mineral commodities including copper, diamonds, industrial minerals, nickel, gold, bauxite and iron ore. The group reported strong exploration performance in 2002. The current portfolio contains a selection of projects that will provide the opportunity for a world class discovery in 2003.
     At the Resolution project in the US, a deep high grade porphyry copper deposit was discovered just to the south of the historic Magma mine in Arizona. Exploration culminated in the project being transferred to the Copper group at the end of 2002 for further studies.
     Exploration at the Marcona project in Peru led to the discovery of a significant iron oxide copper deposit. The deposit is located near the Shougang Hierro Peru iron ore mine, 400 kilometres south of Lima. Drilling at the Dashkasan project in Iran returned encouraging gold results. Work also progressed at the Çöpler project in Turkey to delineate extensions of the known gold resource.
     At the Simandou project in Guinea, West Africa, drilling confirmed potential for high grade haematite resources containing more than 1,000 million tonnes of material grading
66 per cent iron with low silica, aluminium and phosphorous impurities. The Guinean government signed a mining convention allowing Rio Tinto to undertake future development of the resources.
     Substantial heavy mineral deposits were discovered in southern Mozambique, with results to date suggesting total resources of 120 million tonnes of ilmenite. Exploration at the La Sampala project in Indonesia confirmed potential for nickel laterite resources containing more than 370 million tonnes of material grading 1.3 per cent nickel and 0.1 per cent cobalt.
     In Guinea, exploration advanced on kimberlite targets in the vicinity of the Aredor alluvial diamond field. Exploration also advanced on early stage diamond projects elsewhere in Africa and in India, Canada, Brazil and Australia.
     Near mine exploration continued at Rio Tinto Group operations. In Australia, drilling at the Argyle diamond mine identified deep ore extensions beneath the deposit. In the US and Argentina, borate exploration in the vicinity of existing mines returned encouraging results. In Indonesia, exploration at Freeport Block A delineated an additional 20 million tonnes of copper reserves.
     Cash expenditure on exploration and evaluation in 2002 was US$124 million, compared with US$132 million in 2001. The charge against net earnings was US$109 million (2001: US$104 million).

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Providing core technical support
The main focus of the Technology group is to provide assistance and advice to the Group and its businesses to improve performance, maximise efficiency and add value. There is a strong emphasis on the identification and implementation of best practice.
     With the increased focus on sustainable development, and the close link with health, safety, environment and community issues, effective January 2003 the 24 HSE staff in the Technology group report to the head of Communication and Sustainable Development. This leaves the total staff in the Technology group virtually unchanged from 2001, at some 260, due to increases in other areas, particularly Asset Utilisation.
     Activity in Technical Services, the largest

unit in the Technology group, was at record levels in 2002, with important contributions also continuing at non managed operations. A number of Group wide initiatives were launched including improved water management and energy efficiency. Development projects are focused on innovation to add value in the short term.
     The Office of the Chief Technologist is responsible for the identification of longer term opportunities for Rio Tinto, which includes monitoring of technological developments in both the minerals and other industries worldwide. The programme of external research continues, with several new projects added to the existing portfolio.
     Technical Evaluation provided independent review of all major investment proposals considered by the Group and continued with its programme of post investment reviews. The Project Management unit advised and supported all the major projects around the Group and updated comprehensive Guidelines for project development were issued to all businesses.
     There was a major expansion in the work of Asset Utilisation following the success of the pilot programmes in 2001. The initial focus on improved maintenance practices is being expanded to cover process control, operational readiness and warranty management. The charge for the Technology group against net earnings was US$17 million compared with US$14 million in 2001.

RIO TINTO’S CLEANER IRON PROCESS

Construction starts outside Perth in Western Australia in 2003 on a commercial scale plant (60 per cent owned by Rio Tinto) to produce high quality pig iron using a revolutionary process developed over the last ten years by Rio Tinto. The HIsmelt® process is a world first which converts iron ore to liquid pig iron through the injection of non coking coal and fine iron ore into a molten iron bath. It has the potential to replace sinter/pellet plants and coke ovens associated with conventional iron making processes. It emits significantly less greenhouse gas and has lower environmental impact. The US$200 million plant is due to come on stream in 2004 at an initial production rate of 800,000 tonnes of pig iron per year.

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Left: Kennecott Utah Copper’s Copperton Concentrator in the US, where four lines, including one of the largest semi autonomous grinding mills in the world, grind the ore and then by flotation produce a concentrate containing 28 per cent copper.

Below left: Engineers set up a water pump in the E27 pit at Northparkes, Australia.

Below: A giant haul truck wheel hub bearing is repaired at Kennecott Utah Copper’s Bingham Canyon maintenance workshop near Salt Lake City in Utah, US.

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Taking long term responsibility
Due to the long term nature of Rio Tinto’s mining assets, it is crucial to our business that we practice sound social and environmental responsibility. Our goal is to maximise the overall long term return to our shareholders by operating responsibly and sustainably in areas of proven expertise where the Group has competitive advantage. Our approach to achieving this is through implementation of the policies described in The way we work, our statement of business practice, at all levels of the business.
     During 2002, we were involved in a range of sustainable development initiatives as part of our policy to ensure that Rio Tinto businesses, operations and products contribute to the global transition to sustainable development.
     We also commenced a review and update of The way we work to reflect current best practice and ensure procedures meet changed requirements.
     Rio Tinto has adopted the Association of British Insurers’ 2001 disclosure guidelines on social responsibility in preparing this report. However, details of the Group’s overall and its individual businesses’ social and environmental performance continue to be published on the Rio Tinto web site: http://www.riotinto.com

Board responsibilities
The directors of Rio Tinto, and of Group companies, are responsible for monitoring financial, legal, human resources, social, health, safety and environmental risks and performance. Assurance for performance in these areas involves checking, reviewing and reporting each businesses’ implementation of Group policies, their compliance with regulations and voluntary commitments, and the effectiveness of management and control systems, while also providing mechanisms for improvement.
     As discussed in the section on Corporate governance, the directors meet regularly, have a formal schedule of matters specifically reserved for their decision, have access to information, advice and services of both company secretaries and independent professional advice at the Companies’ expense. Induction of new directors includes coverage of appropriate matters.
     The executives’ annual cash bonus plan incorporates stretching targets for personal, financial and safety performance. Environmental parameters are also being introduced.
     The boards’ Committee on social and

environmental accountability reviews the effectiveness of policies and procedures. Its five, non executive director members meet three times annually with the chairman, chief executive and heads of Technology, Health, Safety and Environment and Communication and Sustainable Development.
     Reports for the Committee summarise significant matters identified through Rio Tinto’s assurance activities. These include four yearly reviews of each business to assess the ability to meet evolving requirements; biennial safety audits against Rio Tinto standards; annual risk engineering audits for insurers; risk reviews for specific concerns, such as cyanide management and smelter operations; procedures and systems for reporting critical and significant issues and incidents; and, completion of annual questionnaires by all Group business leaders covering financial, social and HSE matters.
     In addition, assurance activities undertaken by Group businesses at a minimum include health, safety and environment audits, including regulatory compliance; social audits; and biennial tailings facility inspections by independent experts.

Policies, procedures and verification
Implementation of the policies in The way we work is discussed in the following sections. Known risks arising from social and environmental matters and their management in Group businesses are described in the relevant Group operations section.

Health, safety and the environment
Building from a foundation of compliance with applicable HSE laws, regulations and commitments, we seek to improve our performance through target setting, implementation of management systems and standards and use of best available practices.
     Our goal is zero injuries in the workplace and the elimination of occupational disease. In 2002, we regret to report that there were six deaths at operations we manage; all were Group employees and none were contractors. There were 487 lost time incidents during the year, a 33 per cent decrease from 2001. In 2002, there were 120 new cases (2001: 106) of occupational health conditions per 10,000 employees. Fines for infringement of occupational health and safety regulations involved 12 operations and totalled US$80,000 (2001: 15 operations and US$50,000).
     The environmental aspects of mining

relate to stewardship of the resources we use and of our products. We seek to manage our impacts through the implementation of environmental management systems. Our target for 2002 was for all managed operations to have implemented ISO 14001 or an equivalent environmental management system. We did not meet this target but 72 per cent of operations have implemented, and all others are implementing, an environmental management system. Full compliance is expected in 2003.
     Standards for the management of the HSE aspects of our business are either in place or are being developed. In addition, targets have been set to drive HSE performance improvement.
     Fines for infringement of environmental regulations involved two operations and totalled US$2,000 (2001: 11 operations and US$450,000). While this is a significant decrease from previous years, resolution of a number of infringements is still pending.
     Two environmental incidents reported in 2002 were classified by Rio Tinto as critical. Both occurred at Energy Resources of Australia in February. Neither was considered by the authorities to have any detrimental impact on the surrounding environment. However, Rio Tinto regards these incidents as critical due to the concern raised within the local community. ERA has committed to implementing an environmental management system achieving ISO 14001 standards by mid 2003.

Communities
Wherever the Group operates, good relations with our neighbours are fundamental to long term success. Knowing that each local community is different, our policy requires that every operation strives to understand and interact constructively with its local communities and to assist their development in ways which apply the principles of mutual respect, active partnership and long term commitment.
     Now that all our businesses produce their own social and environment reports for local communities, we are increasing community involvement in these reports. This provides an opportunity for engagement with the community on their views of programmes sponsored by our operations.
     In 2002, we again distinguished between contributions that are charitable gifts, community involvement, commercial initiatives and management costs. Based on this approach the contributions for 2002, which relate to managed businesses, totalled

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Bottom right: Charcoal is the fuel used universally in Madagascar, mostly made from dwindling indigenous forests. Trial seeding beds are being grown for replanting where mangroves have been exhausted for charcoal burning by local communities, at Rio Tinto’s QMM project research station near Fort Dauphin in Madagascar.	RIO TINTO JOINS AIDS COALITION

To gain information and insight into the worldwide HIV-AIDS epidemic, Rio Tinto has joined The Global Business Coalition, an alliance of international businesses dedicated to combating AIDS through the business sector’s skills and expertise. Rio Tinto was represented at a gathering of UK multinational companies hosted by Bank of England governor Sir Edward George in London to discuss a strategy for increasing the business community’s response to AIDS. The spread of HIV/AIDS affects Rio Tinto employees and neighbours most in southern Africa. All of our southern African operations have programmes in place to address this issue.

US$48 million (2001: US$44 million). Of this, US$12 million were direct payments made under legislation or an agreement with a local community.

Human rights
Rio Tinto supports the UN Secretary General’s Global Compact, the US/UK Voluntary Principles on Security and Human Rights and the Global Sullivan Principles.
     Our human rights policy states that while we look for opportunities to support positive efforts to promote broader understanding of international human rights values, especially where they assist local communities, we have no mandate to intervene in areas which are inconsistent with our business role.
     Our Human rights guidance for managers is designed to assist managers in implementing our policy in complex local situations. The guidance covers four areas: communities, employees, security and difficult issues, including different ways to express concern or the question of withdrawal from a country. There are procedures and a checklist of questions to help guide managers.

Access to land
Rio Tinto’s policy is to ensure that the economic, environmental and social factors of our current and potential future activities are thoroughly evaluated.
     In 2002, work continued on our biodiversity strategy which aims to ensure that biodiversity is integrated into all of our management and decision making processes.

Employees
Rio Tinto’s objective is to develop and maintain systems and processes that facilitate attracting, retaining and motivating employees at all levels by providing a challenging work environment with opportunities for promotion and personal development; offering highly competitive levels of remuneration for superior performance; and maintaining a reputation as a highly responsible corporate citizen and employer.
     In 2002, Group companies employed 29,000 people (30,000 in 2001) and together with Rio Tinto’s proportionate share of those employed by joint ventures and associates, the total was 36,000. Australia and New Zealand (10,000), North America (10,000) and Africa (6,000) remained the principal locations.
     Wages and salaries paid in 2002 totalled US$1.3 billion, five per cent more than in 2001. Retirement payments and benefits to

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Society and environment continued	Right: Native plant awareness sessions for employees of Comalco’s Weipa operation in Queensland, Australia, increase understanding of their local environment.

ALWAYS ROOM
FOR
IMPROVEMENT
A review of the Group’s safety practices and performance in 2002 using expertise provided from an independent perspective by DuPont, has shown Rio Tinto to have a good safety strategy. The review covered 22 operations from Australia, Africa and the Americas. Data and information was included from another 28 operations previously visited by the chief executive’s safety advisers. A key finding was that the safety strategy has resulted in significant overall safety improvement but further improvement is necessary as the strategy is cascaded through the organisation. As a result of the findings, a number of opportunities for improvement have been identified.

Above: Start up capital for micro enterprises, such as this small village shop, have been organised by a community organisation funded by Rio Tinto’s QMM project in Madagascar.

dependants are provided in accordance with local conditions and good practice. The total pension and other benefits paid in 2002 was US$211 million (2001: US$208 million).

Business integrity and political involvement
We conduct Rio Tinto’s business with integrity, honesty and fairness at all times, building from a foundation of compliance with the relevant laws and regulations wherever we operate.
     We avoid making facilitation payments anywhere in the world. Bribery in any form is prohibited. Gifts and entertainment are only offered or accepted for conventional social and business purposes and then only at a level appropriate to the circumstances.
     A business integrity guidance addressing issues of bribery, corruption and political involvement is being finalised. This also covers issues relating to compliance and implementation; gifts and entertainment; the use of agents and intermediaries; and “facilitation” payments.

Verification and assurance
Our external assurance process in 2002 included an investigation by Environmental Resources Management, environmental consultants, of the extent to which our policies and programmes are reflected by the activities at our businesses and in our Social and environment review. Work also continued on our data quality standard and our environmental performance data were externally verified by ICF Consulting. The results of both these exercises are available in our Social and environment review.
     We continue to encourage Group businesses to liaise directly with local communities regarding the content of their local social and environmental reports.

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Left: Since Rio Tinto Exploration built roads linking their village to the wider world, pupils of the Moribadougou junior school, close to the Simandou project in Guinea, Africa, have benefited from improved healthcare and supplies.

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Rio Tinto financial information by business unit

	Rio Tinto interest %	Net earnings (a)		Gross turnover (b)		Operating assets restated (c)		Capital expenditure (d)

		2002 US$m	2001 US$m	2002 US$m	2001 US$m	2002 US$m	2001 US$m	2002 US$m	2001 US$m

Iron Ore
Hamersley Iron (incl. HIsmelt®)	100.0	410	441	1,117	1,118	923	762	79	58
Robe River	53.0	54	45	240	193	1,409	1,221	81	203
Iron Ore Company of Canada	58.7	(6)	16	400	380	408	612	39	242

		458	502	1,757	1,691	2,740	2,595	199	503

Energy
Kennecott Energy	100.0	86	84	949	882	454	439	152	54
Pacific Coal	100.0	136	117	417	362	406	275	126	20
Kaltim Prima Coal	50.0	26	42	216	212	46	59	5	4
Coal & Allied	75.7	68	102	623	647	626	786	58	31
Rössing	68.6	23	21	112	115	47	25	5	(1)
Energy Resources of Australia	68.4	12	7	113	90	140	165	4	2

		351	373	2,430	2,308	1,719	1,749	350	110

Industrial Minerals		289	323	1,847	1,768	2,098	2,046	133	146

Aluminium – Comalco	100.0	256	313	1,454	1,499	2,353	1,893	261	99

Copper
Kennecott Utah Copper	100.0	78	81	755	675	1,135	1,838	97	115
Escondida	30.0	32	41	283	289	449	447	117	188
Freeport	16.5	19	4	306	296	128	109	23	25
Freeport Joint Venture	40.0	113	88	349	316	412	398	55	57
Palabora	49.2	13	14	201	233	282	207	64	83
Peak/Northparkes	(e)	(1)	13	74	87	113	102	37	31
Other copper		36	10	148	145	202	155	17	13
Other metals		–	11	240	251	133	150	14	13

		290	262	2,356	2,292	2,854	3,406	424	525

Diamonds & Gold
Argyle	100.0	65	58	372	278	488	493	31	52
Diavik	60.0	–	–	–	–	484	318	206	182
Kennecott Minerals	100.0	38	33	205	196	155	166	21	21
Kelian	90.0	17	1	168	127	20	50	2	4
Brazil	(g)	16	26	115	111	91	119	14	22
Other Diamonds & Gold		8	15	40	106	94	118	4	9

		144	133	900	818	1,332	1,264	278	290

Other items		(54)	27	84	62	113	(199)	13	3
Exploration and evaluation		(109)	(104)
Net interest		(95)	(167)

Adjusted earnings		1,530	1,662
Exceptional charges		(879)	(583)
Less: joint ventures and associates								(241)	(271)

Total		651	1,079	10,828	10,438	13,209	12,754	1,417	1,405

Less: net debt						(5,747)	(5,711)

Net assets						7,462	7,043

(a)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges and exceptional charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.
(b)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of joint ventures and associates.
(c)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown. For joint ventures and associates shown above, Rio Tinto’s shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$913 million (2001: US$855 million), Freeport joint venture US$412 million (2001: US$398 million), Freeport associate US$533 million (2001: US$496 million), Kaltim Prima US$111 million (2001: US$144 million).
(d)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure.
(e)	Rio Tinto has a 100 per cent interest in Peak and an 80 per cent interest in the Northparkes joint venture.
(f)	Business units have been classified above according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes the gold revenues of Kennecott Utah Copper and Freeport (Rio Tinto share) and the businesses of Rio Tinto Aluminium and Zinkgruvan.
(g)	Includes Morro do Ouro in which Rio Tinto’s interest is 51 per cent.

26   2002 Rio Tinto Annual review

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Summary financial statements

These summary financial statements have been extracted from the full financial statements, which have been reported on by the auditors, and which will be filed with the United Kingdom Registrar of Companies and the Australian Securities and Investments Commisssion. The auditors’ report on the full financial statements is unqualified and does not contain a statement under either S237(2) or S237(3) of the UK Companies Act 1985. The summary financial statements do not contain sufficient information to allow as full an understanding of the results and affairs of the Group and parent companies as is provided in the full financial statements. Copies of the full financial statements, which form part of the 2002 Annual report and financial statements, may be obtained from the addresses shown on page 39.

Summary profit and loss account Years ended 31 December

2002 A$m		2001 A$m		2002 £m		2001 £m			2002 US$m		2001 US$m

19,945		20,187		7,219		7,249		Gross turnover (including share of joint ventures and associates)	10,828		10,438

(3,061)		(3,118)		(1,108)		(1,119)		Share of joint ventures’ turnover	(1,662)		(1,612)
(1,332)		(1,304)		(482)		(468)		Share of associates’ turnover	(723)		(674)

15,552		15,765		5,629		5,662		Consolidated turnover	8,443		8,152
								Net operating costs (including exceptional charges
(14,021)		(12,745)		(5,075)		(4,576)		of US$1,078 million (2001: US$715 million))	(7,612)		(6,590)

1,531		3,020		554		1,086		Group operating profit	831		1,562
								Share of operating profit of joint ventures (including
980		1,071		355		385		exceptional charges of US$16 million)	532		554
440		420		159		151		Share of operating profit of associates	239		217
–		104		–		38		Profit on disposal of interest in joint venture	–		54

2,951		4,615		1,068		1,660		Profit on ordinary activities before interest	1,602		2,387
(437)		(671)		(158)		(241)		Net interest payable	(237)		(347)
(99)		(110)		(36)		(40)		Amortisation of discount	(54)		(57)

2,415		3,834		874		1,379		Profit on ordinary activities before taxation	1,311		1,983
								Taxation (including tax relief on exceptional charges
(1,304)		(1,389)		(472)		(499)		of US$42 million (2001: US$132 million))	(708)		(718)

1,111		2,445		402		880		Profit on ordinary activities after taxation	603		1,265
								Attributable to outside shareholders (equity)
88		(360)		32		(129)		(including exceptional charges of US$173 million)	48		(186)

1,199		2,085		434		751		Profit for the financial year (net earnings)	651		1,079

(1,521)		(1,570)		(551)		(564)		Dividends to shareholders	(826)		(812)

(322)		515		(117)		187		Retained (loss)/profit for the financial year	(175)		267

87.1	c	151.6	c	31.5	p	54.6	p	Earnings per ordinary share	47.3	c	78.5	c
204.7	c	233.6	c	74.1	p	84.1	p	Adjusted earnings per ordinary share	111.2	c	120.9	c

								Dividends per share to Rio Tinto shareholders
				37.47	p	41.68	p	– Rio Tinto plc	60.0	c	59.0	c
105.93	c	115.27	c					– Rio Tinto Limited	60.0	c	59.0	c

The profit for the financial year is stated after exceptional charges; these are added back in the table below to arrive at adjusted earnings.

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

1,199	2,085	434	751	Profit for the financial year (net earnings)	651	1,079
				Exceptional charges impact on the above
				profit and loss account as follows:
(1,801)	(1,383)	(652)	(497)	Asset write downs	(978)	(715)
(214)	–	(77)	–	Environmental remediation charge	(116)	–
77	255	28	92	Taxation	42	132
319	–	115	–	Attributable to outside shareholders (equity)	173	–

(1,619)	(1,128)	(586)	(405)	Net exceptional charge	(879)	(583)

2,818	3,213	1,020	1,156	Adjusted earnings	1,530	1,662

Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group.

Directors’ emoluments are set out on page 32.

Rio Tinto 2002 Annual review   27

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Summary balance sheet At 31 December

2002	2001	2002	2001		2002	2001
A$m	Restated A$m	£m	Restated £m		US$m	Restated US$m

				Fixed assets
1,791	1,998	633	704	Goodwill	1,015	1,022
101	108	36	38	Exploration and evaluation	57	55
21,503	22,506	7,600	7,934	Property, plant and equipment	12,183	11,512
3,390	3,291	1,198	1,160	Investments in joint ventures	1,921	1,683
1,158	1,187	409	418	Investments in associates/other investments	656	607

27,943	29,090	9,876	10,254	Total fixed assets	15,832	14,879

				Current assets
2,651	2,897	937	1,021	Inventories	1,502	1,482
				Accounts receivable and prepayments
2,820	3,546	997	1,250	Falling due within one year	1,598	1,814
1,131	1,320	400	465	Falling due after more than one year	641	675

3,951	4,866	1,397	1,715	Total accounts receivable	2,239	2,489
540	22	191	8	Investments	306	11
574	1,327	203	468	Cash	325	679

7,716	9,112	2,728	3,212	Total current assets	4,372	4,661

				Current liabilities
(5,941)	(7,497)	(2,100)	(2,643)	Short term borrowings	(3,366)	(3,835)
(3,484)	(3,859)	(1,231)	(1,360)	Accounts payable and accruals	(1,974)	(1,974)

(9,425)	(11,356)	(3,331)	(4,003)	Total current liabilities	(5,340)	(5,809)

(1,709)	(2,244)	(603)	(791)	Net current liabilities	(968)	(1,148)

26,234	26,846	9,273	9,463	Total assets less current liabilities	14,864	13,731

				Liabilities due after one year
(4,780)	(5,017)	(1,689)	(1,768)	Medium and long term borrowings	(2,708)	(2,566)
(537)	(198)	(190)	(70)	Accounts payable and accruals	(304)	(101)

(6,375)	(6,244)	(2,253)	(2,201)	Provisions for liabilities and charges	(3,612)	(3,194)
(1,373)	(1,617)	(485)	(571)	Outside shareholders’ interests (equity)	(778)	(827)

13,169	13,770	4,656	4,853	Net Assets attributable to equity shareholders	7,462	7,043

13,169	13,770	4,656	4,853	Capital and reserves	7,462	7,043

The balance sheet at 31 December 2001 has been restated following the implementation of FRS 19 “Deferred Tax”, which has reduced shareholders’ funds by US$133 million. The restatement also included an increase in deferred tax provisions of US$57 million, an increase in the investment in associates of US$10 million and a reduction of US$86 million in property, plant and equipment.

The 2002 full financial statements were approved by the directors on 20 February 2003 and signed on their behalf by

R P Wilson	G R Elliott

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Reconciliation with Australian GAAP 31 December

2002	2001	2002	2001	2002	2001
Restated	Restated	Restated
A$m	A$m	£m	£m	US$m	US$m

2,818	3,213	1,020	1,156	Adjusted earnings reported under UK GAAP	1,530	1,662
(1,619)	(1,128)	(586)	(405)	Exceptional charges	(879)	(583)

1,199	2,085	434	751	Net earnings under UK GAAP	651	1,079
Increase/(decrease) net of tax in respect of:
(308)	(327)	(111)	(117)	Goodwill amortisation	(167)	(169)
(35)	–	(13)	–	Asset write downs	(19)	–
(24)	6	(9)	2	Taxation	(13)	3
6	(12)	2	(7)	Other	3	(7)

838	1,752	303	629	Net profit attributable to members under Australian GAAP	455	906

60.9	c	127.4	c	22.0	p	45.7	p	Earnings per ordinary share under Australian GAAP	33.1	c	65.9	c

13,169	13,770	4,656	4,853	Shareholders’ funds under UK GAAP (2001 as restated)	7,462	7,043
Increase/(decrease) net of tax in respect of:
1,843	2,399	651	846	Goodwill	1,044	1,227
131	169	46	60	Taxation	74	87
(41)	(43)	(14)	(15)	Other	(23)	(22)

15,102	16,295	5,339	5,744	Shareholders’ funds under Australian GAAP	8,557	8,335

Reconciliation with US GAAP 31 December

2002	2001	2002	2001	2002	2001
Restated	Restated	Restated
A$m	A$m	£m	£m	US$m	US$m

2,818	3,213	1,020	1,156	Adjusted earnings under UK GAAP	1,530	1,662
(1,619)	(1,128)	(586)	(405)	Exceptional charges	(879)	(583)

1,199	2,085	434	751	Net earnings under UK GAAP	651	1,079
Increase/(decrease) net of tax in respect of:
41	(255)	15	(92)	Goodwill and intangibles amortisation	22	(132)
4	(95)	1	(34)	Pensions/post retirement benefits	2	(49)
(31)	(15)	(11)	(6)	Share options	(17)	(8)
(547)	774	(198)	278	Asset write downs	(297)	400
(125)	(152)	(45)	(54)	Other	(68)	(78)
530	(337)	192	(121)	Exchange differences taken to earnings under US GAAP	288	(174)

1,071	2,005	388	722	Net income under US GAAP	581	1,038

77.8	c	145.8	c	28.2	p	52.5	p	Basic earnings per ordinary share under US GAAP	42.2	c	75.5	c

13,169	13,770	4,656	4,853	Shareholders’ funds under UK GAAP (2001 as restated)	7,462	7,043
Increase/(decrease) net of tax in respect of:
2,501	3,476	884	1,225	Goodwill	1,417	1,778
565	–	200	–	Intangibles	320	–
131	169	46	60	Taxation	74	87
759	1,050	268	370	Proposed dividends	430	537
462	962	163	339	Asset write downs	262	492
314	362	111	127	Reversal of additional provisions under FRS 12	178	185
(124)	(125)	(44)	(44)	Start-up costs	(70)	(64)
(25)	(336)	(9)	(119)	Mark to market of derivative contracts	(14)	(172)
(655)	(354)	(231)	(125)	Pensions/post retirement benefits	(371)	(181)
(302)	(262)	(107)	(92)	Other	(171)	(134)

16,795	18,712	5,937	6,594	Shareholders’ funds under US GAAP	9,517	9,571

Rio Tinto 2002 Annual review   29

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 Summary cash flow statement Years ended 31 December

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

5,774	5,350	2,090	1,922	Cash flow from operating activities	3,134	2,767

1,122	1,253	406	450	Dividends from joint ventures and associates	609	648

6,896	6,603	2,496	2,372	Total cash flow from operations	3,743	3,415

(555)	(677)	(201)	(243)	Returns on investment and servicing of finance	(301)	(350)

(1,330)	(1,189)	(481)	(427)	Taxation	(722)	(615)

(2,387)	(2,613)	(864)	(938)	Purchase of property, plant and equipment	(1,296)	(1,351)
				Funding of Group share of joint ventures &
(252)	(153)	(91)	(55)	associates’ capital expenditure	(137)	(79)
(11)	25	(4)	9	Other funding of joint ventures & associates (advanced)/repaid	(6)	13
(228)	(255)	(83)	(92)	Exploration and evaluation expenditure	(124)	(132)
29	48	11	17	Sale of property, plant and equipment	16	25
(595)	(104)	(215)	(38)	Purchases less sales of other investments	(323)	(54)

(3,444)	(3,052)	(1,246)	(1,097)	Capital expenditure and financial investment	(1,870)	(1,578)

(195)	(1,853)	(71)	(665)	Purchase of subsidiaries, joint arrangements, joint ventures & associates	(106)	(958)
429	578	155	208	Sale of subsidiaries, joint ventures & associates	233	299

234	(1,275)	84	(457)	Acquisitions less disposals	127	(659)

(1,746)	(1,553)	(632)	(558)	Equity dividends paid to Rio Tinto shareholders	(948)	(803)

				Cash inflow/(outflow) before management of liquid
55	(1,143)	20	(410)	resources and financing	29	(590)

Independent auditors’ statement

To the members of Rio Tinto plc and Rio Tinto Limited
We have examined the summary financial statements of the Rio Tinto Group, which comprise the summary Group profit and loss account, the summary Group balance sheet, the summary Group cash flow statement, the reconciliation with Australian GAAP, the financial information by business unit, the summary directors’ report and the summary remuneration report.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the Annual review with the annual financial statements, the directors’ report and the remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 9 April 2001, and the regulations made thereunder. We also read the other information contained in the Annual review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements. The other information comprises the items listed in the contents section of the Annual review, excluding the 2002 summary financial statements, the summary directors’ report and the summary remuneration report.

This statement, including the opinion, has been prepared for and only for each Company’s members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 9 April 2001 (in respect of Rio Tinto Limited), and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statements are consistent with the annual financial statements, the directors’ report and the remuneration report of the Rio Tinto Group for the year ended 31 December 2002 and complies with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 9 April 2001, and the regulations made thereunder.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants & Registered Auditors	Chartered Accountants
London	Perth
20 February 2003	20 February 2003
In respect of the members of	In respect of the members of
Rio Tinto plc	Rio Tinto Limited

30   Rio Tinto 2002 Annual review

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Summary directors’ report

The full directors’ report is set out in the 2002
Annual report and financial statements, copies of which are available on request. The information in this document is a summary of the information contained in the financial statements, directors’ report and remuneration report. Details of the businesses, the development of the Group, post balance sheet events and likely future developments are given on pages 2 to 25.

Directors
Details of the directors are set out on pages 34 and 35.
     Mr C R H Bull retired from the boards with effect from the conclusion of the Rio Tinto Limited annual general meeting held on 18 April 2002, when Mr G R Elliott succeeded him as finance director. Mr A F J Gould and Mr D C Clementi were appointed as non executive directors on 4 December 2002 and 28 January 2003, respectively. Mr Gould and Mr Clementi will retire and offer themselves for election at the 2003 annual general meetings. Mr J C A Leslie will resign from the boards with effect from the end of March 2003.
     The following directors retire by rotation and, being eligible, offer themselves for re-election:
Mr R Adams, who has a service contract with a subsidiary of Rio Tinto plc which is terminable on one year’s notice by either party, and Mr L A Davis and Mr D L Mayhew, neither of whom have service contracts. The Hon R G H Seitz also retires by rotation but will not be offering himself for re-election.

Dividends
Full details of dividends are given on page 36.

Corporate governance
Rio Tinto is committed to high standards of corporate governance, for which the boards of directors are accountable to shareholders. A common approach to corporate governance is adopted by both Rio Tinto plc and Rio Tinto Limited. The Companies have, for the whole period under review, applied the principles of good governance contained in Part 1 of the Combined Code on best practice in corporate governance published in June 1998 and appended to The Listing Rules of the UK Listing Authority, and support the guidelines of the Australian Stock Exchange on disclosure of corporate governance practice.
     Both Companies have policies in place to govern dealing by directors and employees in Rio Tinto securities. Under these policies, directors and employees are prohibited from dealing in Rio Tinto securities when in possession of price sensitive information. In addition directors and certain employees are prohibited from dealing during ‘close periods’ of up to two months preceding a profit announcement. These policies also prohibit directors and certain employees from short term speculative dealing in Rio Tinto securities.

Internal control
The boards have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place throughout the year under review and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code. A full corporate governance statement is contained in the 2002 Annual report and financial statements.

Annual general meetings
The notices convening the 2003 annual general meetings are set out in separate letters to the shareholders of each Company.

By order of the board

A V Lawless	S J Consedine
Secretary	Secretary
Rio Tinto plc	Rio Tinto Limited
20 February 2003	20 February 2003

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Summary remuneration report

The Remuneration committee consists of Sir Richard Sykes (chairman), Mr D C Clementi, Mr A F J Gould and Mr J P Morschel, who are all independent non executive directors. The committee’s responsibilities include reviewing and determining the remuneration of executive directors and product group chief executives. The committee also reviews management’s strategy for remuneration and conditions of employment for senior managers.
     Part of the committee’s role is to monitor developments within the remuneration field on an ongoing basis. To fulfil that role and make informed decisions the committee draws on several sources of data.
     The full remuneration report has been signed on behalf of the boards by Mrs A V Lawless.

Remuneration policy
The Group competes for the limited resource of internationally mobile top quality managers. Both the structure and level of remuneration is designed to be competitive in this market. In particular, total remuneration is increasingly related to performance through the use of annual bonuses and long term incentives. To ensure Rio Tinto remains competitive, the Remuneration committee reviews the Group’s executive remuneration policy to create the flexibility needed to reflect both local practices and international competition in its operations.
    A review is currently underway to examine the overall architecture and components of the Group’s remuneration structure. It is envisaged that shareholders will be asked to approve the share related components of the revised remuneration structure at the 2004 annual general meetings.
   For 2003, the policy on base salaries for executive directors and senior executives is consistent with market practice for companies with a similar geographical spread and complexity of business. The annual cash bonus plan provides a target bonus of 60 per cent of salary and incorporates stretching targets relating to personal, financial and safety performance.

Directors’ emoluments
The following is a summary of the aggregate emoluments of the directors of the Companies. Full details of directors’ emoluments are set out in the Remuneration report, contained in the 2002 Annual report and financial statements. Separate copies of the Remuneration report are available on request.

	2002	2001	2002	2001
	£000	£000	A$000	A$000

Emoluments	6,220	5,821	17,321	16,309
Long term
incentive plans	5,267	3,059	14,900	8,679
Pension contributions	43	3	119	7
Gains on exercise
of share options	1,996	12	5,514	33

During 2002 seven directors (2001: six) accrued retirement benefits under defined benefit arrangements.

Share plans
Executive directors are eligible to participate in the Rio Tinto Share Option Plan (SOP) and the Mining Companies Comparative Plan (MCCP). Under the SOP the exercise of options is subject to the satisfaction of a graduated performance condition set out by the Remuneration committee. Currently, two thirds of options granted will vest when the Group’s earnings per share growth for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index. The balance of the grant will vest when growth of at least 12 percentage points above US inflation has been achieved.
  Under the MCCP the current performance condition compares Rio Tinto’s total shareholder return (TSR) over a four year period with the TSR of a comparator group of 15 other international mining companies over the same period. The composition of this comparator group is reviewed regularly by the Remuneration committee to ensure continued relevance in a consolidating industry.
   The following table shows the percentage of each award which may actually be received by the directors depending on the comparator group ranking.

Ranking in comparator group

Ranking	1-4	5	6	7	8	9-16
% of award
receivable	100	87.5	75	62.5	50	0

Performance of Rio Tinto
To illustrate the performance of the companies relative to both the markets in which their shares are traded and to other mining companies, graphs showing the performance of Rio Tinto plc compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced below, together with a comparative graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index.

TSR – Rio Tinto plc vs FTSE 100
Total return basis Index 1997 = 100

TSR – Rio Tinto Limited vs ASX All Ordinaries Index
Total return basis Index 1997 = 100

TSR – Rio Tinto plc vs HSBC Global Mining Index
Total return basis Index 1997 = 100

32 Rio Tinto 2002 Annual review

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Senior management

Tom Albanese joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco. He holds a BS in mineral economics and an MS in mining engineering. He held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000.
Mr Albanese is 45.

Gregory Boyce was appointed chief executive of the Energy group in 2000. A mining engineer and graduate of the Advanced Management Programme at Harvard University, he joined the Group in 1977. He has since held a series of management positions, including latterly as president and chief executive of Kennecott Energy. He is a member of the International Energy Agency’s Coal Industry Advisory Board. Mr Boyce is 48.	Stephen Consedine joined Rio Tinto in 1983 and became company secretary of Rio Tinto Limited in September 2002. He holds a Bachelor of Business and is a Certified Practising Accountant.
Mr Consedine is 41.	Brian Horwood was appointed managing director, Rio Tinto Australia, in 2001. He joined the Group in 1969 and has held a number of senior management positions in Australia, Papua New Guinea and the UK, including managing director of Dampier Salt and, most recently, Pacific Coal. He holds a Bachelor of Commerce and is a Fellow of the Australian Society of Certified Practising Accountants.
Mr Horwood is 61.	David Klingner became head of Exploration in 1997. He joined the Group as a geologist in 1966 and has had a wide variety of roles both in exploration and elsewhere during his 37 years’ service, including managing director of Kaltim Prima Coal. Later he was a Group executive with Rio Tinto Limited, responsible for coal and gold businesses located in Australia, Indonesia and Papua New Guinea.
Dr Klingner is 58.

Anette Lawless joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. A chartered secretary and a fellow of the ICSA, she also holds an MA from the Copenhagen Business School.
Mrs Lawless is 46.	John O’Reilly joined Rio Tinto in 1987, following 20 years’ operations experience in Africa and the Middle East. A metallurgical engineer by profession, he has held a series of management positions, including director of Rio Tinto Technical Services, chief executive officer, Lihir Gold, and head of the former Gold & Other Minerals group, before being appointed head of Technology in 1999. Mr O’Reilly is 57.	Christopher Renwick has been with Rio Tinto for 33 years and is currently chief executive of the Iron Ore group. He is a lawyer and has held several management positions within the Group, including commercial director of Hamersley Iron, managing director of Comalco Minerals & Alumina and a Group executive with Rio Tinto Limited. He was appointed to his current position in 1997. Mr Renwick is 60.	Andrew Vickerman, previously head of External Affairs, became head of Communication & Sustainable Development in January 2003, with responsibility for both External Affairs and HSE. Prior to 1998 he was a director of Lihir Gold and was responsible for the financial and administrative aspects of the company. He has a BA, MA and PhD from Cambridge University. He joined Rio Tinto in 1991. Mr Vickerman is 48.	Sam Walsh was appointed chief executive of the Aluminium group in 2001. He holds a commerce degree and joined Rio Tinto in 1991, following 20 years working in the automotive industry. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Operations and vice president of Rio Tinto Iron Ore.
Mr Walsh is 53.

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Executive directors

Sir Robert Wilson KCMG has been executive chairman of Rio Tinto plc since 1997 and of Rio Tinto Limited since 1999. He is chairman of the Nominations committee.
Sir Robert joined Rio Tinto in 1970 and became a director of Rio Tinto plc in 1987. He was chief executive from 1991 until his appointment as chairman. Sir Robert is also a non executive director of BG Group plc, Diageo plc and The Economist Newspaper Limited. Sir Robert is 59. (note b)

R Leigh Clifford became chief executive in 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. A mining engineer, he has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He is also a director of Freeport-McMoRan Copper & Gold Inc. Mr Clifford is 55.	Robert Adams was appointed a director of Rio Tinto plc in 1991 with responsibility for planning and development, and a director of Rio Tinto Limited in 1995. He joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He is a non executive director of Foreign & Colonial Investment Trust plc. Mr Adams is 57.	Sir Richard Giordano is the senior non executive director and a deputy chairman. He is also chairman of the Audit committee. He has been a director of Rio Tinto plc since 1992 and of Rio Tinto Limited since 1995. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. He is currently chairman of BG Group plc, as well as a director of Georgia Pacific Corporation in the US and a trustee of Carnegie Endowment for International Peace.
Sir Richard is 68. (notes a, b, and d)

Guy R Elliott became a director of Rio Tinto in January 2002 and finance director in April 2002. He joined the Group in 1980 after gaining an MBA from INSEAD. He has subsequently held a variety of marketing, planning and development positions, most recently as head of Business Evaluation. From 1996 to 1999 he was president of Rio Tinto Brasil. Mr Elliott is 47.	Oscar L Groeneveld became a director of Rio Tinto in 1998. A mining engineer with qualifications in engineering, science and management, he joined the Group in 1975 and has since held a series of management positions, including head of Technology, before being appointed chief executive of the Copper group in 1999. He is a director of Freeport-McMoRan Copper & Gold Inc. Mr Groeneveld is 49.	Jonathan C A Leslie was appointed a director of Rio Tinto plc in 1994 and of Rio Tinto Limited in 1995. A barrister, he joined the Group in 1977. In the years leading up to his appointment as mining director in 1994, he held a variety of posts, including managing director of Rössing Uranium. Prior to becoming chief executive of the Diamonds & Gold group in 1999 he was chief executive of the Copper group. Mr Leslie will be resigning from the boards with effect from the end of March 2003.	John P Morschel was appointed to the boards of Rio Tinto in 1998. Educated in Australia and the US, he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director, followed by two years as an executive director of the Westpac Banking Corporation. He is chairman of Leighton Holdings Limited and of CSR Limited and is a director of Tenix Pty Limited, Gifford Communications Pty Limited and Singapore Telecommunications Limited. He is also a trustee of the Art Gallery of New South Wales. Mr Morshel is 59. (notes b, c and d)

Christopher R H Bull served as finance director until he retired from the boards in April 2002.

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Leon A Davis is the Group’s Australia based non executive deputy chairman. He became a director of Rio Tinto Limited in 1994 and of Rio Tinto plc in 1995. He is a metallurgist and during more than 40 years with the Group held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000. He is chairman of Westpac Banking Corporation and a director of Codan Limited, Huysmans Pty Limited and Trouin Pty Limited, and is also on the board of The Walter and Eliza Hall Institute of Medical Research. Mr Davis is 63. (note d)	David C Clementi was appointed a director of Rio Tinto in January 2003. He is chairman of Prudential plc and prior to that appointment in December 2002 he was deputy governor of the Bank of England. Mr Clementi’s earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Mr Clementi also holds an MBA from Harvard Business School. Mr Clementi is 53 (notes a and c)	Andrew F J Gould was appointed a director of Rio Tinto in December 2002. He is chairman and chief executive officer of Schlumberger Limited. Prior to this appointment, Mr Gould, who joined Schlumberger in 1975 from Ernst & Young, has held a succession of financial and operational management positions within the Schlumberger group, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. Mr Gould is 56. (notes a and c)

David L Mayhew was appointed a director of Rio Tinto in 2000. He is chairman of Cazenove Group plc, which he joined in 1969. Cazenove is a stockbroker to Rio Tinto plc. Mr Mayhew is 62. (notes a and b)

The Hon. Raymond G H Seitz is chairman of the Committee on social and environmental accountability. Mr Seitz, who will retire at the conclusion of the annual general meetings, became a director of Rio Tinto in 1996. Following a career spanning 28 years in the US Foreign Service, including Ambassador to the UK from 1991 to 1994, he is now vice chairman of Lehman Brothers Europe and also a director of Pacific Century Cyberworks and The Chubb Corporation. Mr Seitz is 62. (note d)

	Paul D Skinner was appointed a director of Rio Tinto in December 2001. He will become chairman of the Committee on social and environmental accountability following Mr Seitz’s retirement. He is a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell group of companies, for whom he has worked since 1966. He is chief executive officer of Shell’s global oil products business and is also a member of the board of INSEAD. Mr Skinner is 58. (notes a, b and d)	Sir Richard Sykes was appointed to the boards of Rio Tinto in 1997. He is chairman of the Remuneration committee. After reading microbiology, he obtained doctorates in microbial biochemistry and in science. A former chairman of GlaxoSmithKline plc, Sir Richard is rector of the Imperial College of Science, Technology and Medicine. He is a fellow of the Royal Society and a trustee of the Natural History Museum in London and of the Royal Botanical Gardens, Kew. Sir Richard is 60. (note c)	Lord Tugendhat became a director of Rio Tinto in 1997. A former vice president of the Commission of the European Communities, and chairman of the Civil Aviation Authority, he was chairman of Abbey National plc from 1991 until February 2002 when he was appointed chairman of Lehman Brothers Europe. He is also a director of Eurotunnel plc. Lord Tugendhat is 66. (notes a and d)
			a) b) c) d)	Notes Audit committee Nominations committee Remuneration committee Committee on social and environmental accountability

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Information for shareholders

DIVIDENDS
Under Rio Tinto’s long standing progressive dividend policy, the aim is to increase the US dollar value of dividends over time, without cutting them in economic downturns.
    From 2002, the rate of the total annual dividend, in US dollars, is reviewed when determining the final dividend in the light of the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total dividend for the previous year. Under the progressive dividend policy the final dividend for each year is expected to be at least equal to the previous interim dividend.
    The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure of the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the declaration and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited. For the 2002 interim and final dividends the exchange rates were US$1.563 and US$1.6398 to the pound and US$0.5457 and US$0.5880 to the Australian dollar respectively.

Rio Tinto Group – US cents per share
	2002	2001	2000	1999	1998

Interim	29.5	20.0	19.0	16.5	16.5
Final	30.5	39.0	38.5	38.5	35.5
Total	60.0	59.0	57.5	55.0	52.0

Rio Tinto plc dividends – pence per share
	2002	2001	2000	1999	1998

Interim	18.87	14.03	12.66	10.39	9.96
Final	18.60	27.65	26.21	23.84	22.03
Total	37.47	41.68	38.87	34.23	31.99

Rio Tinto Limited – Australian cents per share
	2002	2001	2000	1999	1998

Interim	54.06	39.42	32.68	25.64	27.96
Final	51.87	75.85	69.76	61.47	55.56
Total	105.93	115.27	102.44	87.11	83.52

Payment of the final dividend of 18.6 pence per share to Rio Tinto plc shareholders and 51.87 Australian cents per share to Rio Tinto Limited shareholders will be made on 7 April 2003.
    UK shareholders of Rio Tinto Limited can receive dividends in sterling and Australian shareholders of Rio Tinto plc can receive dividends in Australian dollars. For information, please contact Computershare, whose details are given on page 39.

Dividends to Rio Tinto ADR holders
Payment of the 2002 final dividend of 30.5 US cents per share (US$1.22 per ADR) will be made by The Bank of New York on 8 April 2003. The dividends for 2002 total US$2.40 per ADR.

Dividend Reinvestment Plan (DRP)
The DRP gives shareholders the opportunity to use their cash dividend to purchase Rio Tinto shares in the market, free of commission. For further information on the DRP please contact Computershare.

Dividend mandates
Shareholders can have their dividends credited directly to their bank, building society or credit union account. If you wish to take advantage of this arrangement, please contact Computershare or download the relevant form from their website.

SHARE PRICES
Rio Tinto plc – pence per share
2002		High	Low

1st quarter		1,492	1,285
2nd quarter		1,411	1,168
3rd quarter		1,261	981
4th quarter		1,324	1,016

Rio Tinto plc – pence per share
	2002	2001	2000

Year end	1,240	1,316	1,178
High	1,492	1,475	1,478
Low	981	930	900

Rio Tinto Limited – Australian dollars per share
2002		High	Low

1st quarter		41.35	36.42
2nd quarter		38.63	32.81
3rd quarter		36.00	29.32
4th quarter		34.89	29.05

Rio Tinto Limited – Australian dollars per share
	2002	2001	2000

Year end	33.95	37.21	29.44
High	41.35	38.62	33.54
Low	29.05	28.40	22.65

Rio Tinto plc ADRs – US$ per ADR
2002		High	Low

1st quarter		85.93	73.90
2nd quarter		81.85	71.99
3rd quarter		77.31	62.00
4th quarter		83.23	64.00

Rio Tinto Limited ADRs – US$ per ADR
2002		High	Low

1st quarter		85.24	74.96
2nd quarter		82.47	73.71
3rd quarter		81.77	63.62
4th quarter		78.11	63.75

Investment warning
Past performance of share prices is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise depending on market movements. You may not get back the original amount invested.

Share price information
Closing share prices are published in most newspapers and are available during the day from the Rio Tinto website. The Rio Tinto plc share price is also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times: telephone 0906 843 3880; calls are currently charged at 60p per minute.

Credit ratings
Rio Tinto has strong international credit ratings of:

	Short term	Long term

Standard & Poor’s Corporation	A-1	A+
Moody’s Investors Service	P-1	Aa3

The ratings by Standard & Poors Corporation were downgraded during 2002, but are on a “stable” outlook. The ratings by Moody’s Investor Services were maintained, but are on a “negative” outlook.

VOTING AT SHAREHOLDERS’ MEETINGS
Under the Group’s dual listed companies structure, shareholders of Rio Tinto plc and Rio Tinto Limited take decisions on significant matters, including the appointment of directors, through a joint electoral procedure. Matters to be determined through this procedure are submitted for approval by shareholders of both Companies at separate meetings, but acting as a joint electorate.
    This is achieved through the special voting arrangements whereby votes cast by Rio Tinto plc shareholders at a Rio Tinto plc meeting are reflected at the parallel Rio Tinto Limited shareholders’ meeting, and vice versa. In the case of Rio Tinto plc, and as part of the special voting arrangements, the shares in Rio Tinto Limited held by Rio Tinto plc are used solely to reflect the Rio Tinto plc shareholder vote at the equivalent Rio Tinto Limited meeting. Voting on joint decision matters will be by poll at each shareholder meeting with each poll being left open long enough to allow the votes cast at the Rio Tinto plc meeting to be carried with the poll at the Rio Tinto Limited meeting, and vice versa.
     Matters which are not of concern to one set of shareholders or which affect the two Companies’ shareholders differently will require the separate approval of one or both sets of shareholders.
     The overall votes of the joint electorate and the results of votes on which separate approvals are required will be announced to the stock exchanges and advertised in the Financial Times and The Australian newspapers. After 1 May 2003, the results may also be obtained on the shareholder helpline, in the UK Freephone number 0800 435021, or in Australia toll free (within Australia) 1800 813 292, or from the Rio Tinto website.
     ADR holders may instruct The Bank of New York as to how the shares represented by their ADRs should be voted.

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TAXATION
Taxation of UK resident individuals
Taxation of dividends
UK dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Reclaiming income tax on dividends
Tax credits on dividends are no longer reclaimable. However, tax credits on dividends paid into Personal Equity Plans or Individual Savings Accounts will continue to be refunded on dividends paid prior to 6 April 2004.

Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares (for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax) will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Taxation of Australian resident individuals Dividend imputation system
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the tax paid by the Company in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in tax paid by the Company being allocated to shareholders by way of imputation credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the imputation credits attached to the dividend are shown in the dividend statement provided to shareholders.
     The extent to which a company will frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition, an amount equal to the imputation credits attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the imputation credit amount included in their income.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Company’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to the shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form, part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex and shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.
     If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.

MARKET LISTINGS
Australia and New Zealand
Rio Tinto Limited’s shares are listed on the Australian Stock Exchange Limited and the New Zealand Stock Exchange.

Europe
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE). As a constituent of the Financial Times Stock Exchange 100 index (FTSE 100 index), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     In addition to its primary listing in London, Rio Tinto plc’s shares are also listed on Euronext and on Deutsche Börse.

United States
Rio Tinto plc shares are listed on the New

York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs) and traded under the symbol ‘RTP’. Rio Tinto Limited shares are traded over the counter in the form of ADRs and traded under the symbol ‘RTOLY’.
     Each ADR represents four shares. The Bank of New York is the Authorised Depositary bank for both ADR programmes. All enquiries regarding ADR holders’ accounts and dividends should be directed to The Bank of New York, ADR Division, whose address may be found on page 39.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20F incorporating by reference most of the information disclosed in the 2002 Annual report and financial statements will be filed with the SEC. This and other filings can be viewed on the SEC web site at www.sec.gov

SUPPLEMENTARY INFORMATION
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Rio Tinto Limited respectively. All enquiries and correspondence concerning your shareholding (other than shares held in ADR form) should be directed to the respective registrar. Their addresses and telephone numbers are given on page 39. Please notify Computershare promptly in writing of any change of address.
     Shareholders are able to obtain details about their own shareholding from the internet. Full details, including how to gain secure access to this personalised enquiry facility, are given on the Computershare website.

Consolidation of share certificates
If your certificated shareholding in Rio Tinto plc is represented by several individual share certificates, you may wish to have these replaced by one consolidated certificate; there is no charge for this service. You should send your share certificates to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a Scheme of Arrangement sanctioned by the Court in 2001. Holders of any outstanding share warrants to bearer should contact the company secretary, Rio Tinto plc for an application form in order to obtain their rights to registered ordinary shares.

Corporate nominee service
Computershare, in conjuction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

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Information for shareholders continued

Low cost share dealing service
Stocktrade operates the Rio Tinto low cost share dealing service which provides Rio Tinto plc shareholders with a simple telephone facility for buying and selling Rio Tinto shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter (subject to a minimum commission of £15). Further information is available from Stocktrade, a division of Brewin Dolphin Securities, which is authorised and regulated by the Financial Services Authority, whose details are given on page 39.
     Some transactions may be subject to the money laundering regulations and you may be required to provide certain personal details to Stocktrade prior to any purchase or sale of shares.

Individual Savings Account (ISA)
Stocktrade offers an ISA for UK residents wishing to hold Rio Tinto plc shares in an ISA account. Existing PEPs or ISAs may also be transferred to Stocktrade.
     Further information on ISAs can be obtained from Stocktrade whose details are given under ‘Useful addresses’ on page 39.

Publication of financial statements
Shareholders currently receiving the Annual review, who wish to receive a copy of the full Annual report and financial statements for this and future years, should contact Computershare. Both are also available on the Rio Tinto website.
     Alternatively if shareholders wish to receive these reports electronically, rather than in paper form, they should register their instruction on the Computershare website.
     Registered holders of ADRs will have the annual and interim reports sent to them at their record address. Brokers or financial institutions which hold ADRs for shareholder clients are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review and interim reports for this purpose.

Unsolicited mail
Rio Tinto is aware that some shareholders have had occasion to complain as outside organisations have, for their own purposes, used information obtained from the Companies’ share registers. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee. Shareholders in the UK can request that their details be removed from such mailing lists by contacting The Mailing Preference Service, telephone 020 7291 3310 or you may want to write to:

The Mailing Preference Service
Freepost 22,
London W1E 7EZ

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Useful addresses

Shareholders
Please contact the respective registrar if you have any queries about your shareholding

Rio Tinto plc
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0000
Facsimile: +44 (0) 870 703 6119
UK residents only,
Freephone: 0800 435021
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
Melbourne
Victoria 3000

Telephone: + 61 (0) 3 9615 5970
Facsimile: +61 (0) 3 9611 5710
Australian residents only,
Toll free: 1 800 813 292
Website: www.computershare.com

Holders of American Depositary
Receipts (ADRs)
Please contact the ADR administrator if you have any queries about your ADRs

ADR administrator
The Bank of New York
Depositary Receipts Division
620 Avenue of the Americas
6th Floor
New York, NY 10011

Telephone: +1 888 269 2377
Website: www.bankofny.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY 10119

Telephone: +1 212 994 9044
Website: www.mackinson.cowell.com

Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)

Stocktrade
P O Box 1076
10 George Street
Edinburgh EH2 2PZ

Low Cost Share Dealing Service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone. +44 (0) 131 240 0623
Website: www.stocktrade.co.uk

Registered Offices
 Rio Tinto plc
6 St James’s Square
London SW1Y 4LD
Registered in England
No. 719885

Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
Website: www.riotinto.com

Rio Tinto Limited
Level 33
55 Collins Street
Melbourne, Victoria 3000
ACN: 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

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Financial calendar

30 January 2003	Announcement of results for 2002

5 March 2003	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2002 final dividend

7 March 2003	Record date for 2002 final dividend for Rio Tinto plc shares and ADRs

12 March 2003	Record date for 2002 final dividend for Rio Tinto Limited shares and ADRs

17 March 2003	Plan Notice Date for election under the Dividend Reinvestment Plan for the 2002 final dividend

7 April 2003	Payment date for 2002 final dividend

8 April 2003	Payment date for 2002 final dividend for holders of ADRs

17 April 2003	Annual general meeting Rio Tinto plc

1 May 2003	Annual general meeting Rio Tinto Limited

31 July 2003	Announcement of half year results for 2003

13 August 2003	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2003 interim dividend

15 August 2003	Record date for 2003 interim dividend for Rio Tinto plc shares and ADRs

19 August 2003	Record date for 2003 interim dividend for Rio Tinto Limited shares and ADRs

21 August 2003	Plan Notice Date for election under the Dividend Reinvestment Plan for the 2003 interim dividend

12 September 2003	Payment date for 2003 Interim Dividend

15 September 2003	Payment date for 2003 Interim Dividend for holders of ADRs

February 2004	Announcement of results for 2003

Publications

The following publications may be obtained from Rio Tinto:
2002 Annual report and financial statements
2002 Annual review
2002 Data book
2002 Social and environment review highlights
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2002 annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited
Rio Tinto Zimbabwe Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website: www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or Computershare.

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Photography by:
Anthony Bannister, Kraig Carlstrom, Derek Cattani, Ian Macaulay, Louie Palu and Tony Waller.
Cover picture of talc courtesy of the Natural History Museum, London.
Design consultants Tor Pettersen & Partners.
Printed in England by St Ives Westerham Press on paper granted the Nordic Swan award for environmental credentials. The paper is manufactured to ISO 14001 environmental standards using fibres from sustainable sources and pulps which are totally chlorine free.
Printed in Australia by PMP Print.
© Rio Tinto plc and Rio Tinto Limited.

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